UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No.6)*

So-Young International Inc.

(Name of Issuer)

Class A Ordinary Shares, $0.0005 par value per share**

American Depositary Shares

(Title of Class of Securities)

83356Q108

(CUSIP Number)

c/o Suite 2901, 29th Floor, the Center

99 Queen's Road Central, Central, Hong Kong

Attention: Ms. Lam Lai Ming

Telephone: +852 2115 8810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but in connection with the registration of American Depositary Shares, 13 American depositary shares represent 10 Class A ordinary shares.
***	CUSIP number of the American Depositary Shares.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83356Q108	13D/A	Page 1

1	Names of reporting persons Absolute Fortune Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,616,027 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 2,616,027 ADS

11	Aggregate amount beneficially owned by each reporting person 2,616,027 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.90%*
14	Type of reporting person (see instructions) CO

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 2

1	Names of reporting persons Orchid Asia VI, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,485,226 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 2,485,226 ADS

11	Aggregate amount beneficially owned by each reporting person 2,485,226 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.76%*
14	Type of reporting person (see instructions) PN

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 3

1	Names of reporting persons Orchid Asia V Co-Investment, Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 130,801 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 130,801 ADS

11	Aggregate amount beneficially owned by each reporting person 130,801 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.15%*
14	Type of reporting person (see instructions) CO

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 4

1	Names of reporting persons OAVI Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,485,226 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 2,485,226 ADS

11	Aggregate amount beneficially owned by each reporting person 2,485,226 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.76%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 5

1	Names of reporting persons Orchid Asia VI GP, Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,485,226 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 2,485,226 ADS

11	Aggregate amount beneficially owned by each reporting person 2,485,226 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.76%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 6

1	Names of reporting persons Golden Horizon Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,029,756 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 4,029,756 ADS

11	Aggregate amount beneficially owned by each reporting person 4,029,756 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.47%*
14	Type of reporting person (see instructions) CO

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 7

1	Names of reporting persons Orchid Asia VII, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,352,540 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 10,352,540 ADS

11	Aggregate amount beneficially owned by each reporting person 10,352,540 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.48%*
14	Type of reporting person (see instructions) PN

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 8

1	Names of reporting persons Orchid Asia VII Co-Investment, Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 759,427 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 759,427 ADS

11	Aggregate amount beneficially owned by each reporting person 759,427 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.84%*
14	Type of reporting person (see instructions) CO

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 9

1	Names of reporting persons OAVII Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,352,540 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 10,352,540 ADS

11	Aggregate amount beneficially owned by each reporting person 10,352,540 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.48%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 10

1	Names of reporting persons Orchid Asia VII GP, Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,352,540 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 10,352,540 ADS

11	Aggregate amount beneficially owned by each reporting person 10,352,540 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.48%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 11

1	Names of reporting persons Orchid Asia V Group Management, Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,837,766 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 12,837,766 ADS

11	Aggregate amount beneficially owned by each reporting person 12,837,766 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.24%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 12

1	Names of reporting persons Orchid Asia V Group, Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,837,766 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 12,837,766 ADS

11	Aggregate amount beneficially owned by each reporting person 12,837,766 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.24%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 13

1	Names of reporting persons AREO Holdings Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 13,727,994 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 13,727,994 ADS

11	Aggregate amount beneficially owned by each reporting person 13,727,994 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.22%*
14	Type of reporting person (see instructions) HC

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 14

1	Names of reporting persons Ms. Lam Lai Ming
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 13,727,994 ADS
	9	Sole dispositive power 0
	10	Shared dispositive power 13,727,994 ADS

11	Aggregate amount beneficially owned by each reporting person 13,727,994 ADS
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.22%*
14	Type of reporting person (see instructions) IN

* Calculated using the number of outstanding Class A ordinary shares of 69,371,718 as reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 American depositary shares represent 10 Class A ordinary shares.

CUSIP No. 83356Q108	13D/A	Page 15

This statement constitutes Amendment No.6 to the Schedule 13D relating to the Class A ordinary shares, par value of $0.0005 per share, of So-Young International Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 1, 2019 (as previously amended, the "Statement") to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Statement.

 Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 Item 3 of the Statement is hereby amended and replaced entirely as follows:

From August 30, 2019 to May 1, 2020, Orchid Asia VII, L.P. and Orchid Asia VII Co-Investment, Limited respectively purchased 6,604,866 and 477,345 American Depositary Shares ("ADS"), 13 of which represent 10 Class A ordinary shares of the Issuer. A total of US$81,791,865,43 was paid to acquire the ADS.

Orchid Asia VII, L.P. and Orchid Asia VII Co-Investment, Limited purchased the ADS using the cash on hand.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) of the Statement is hereby amended and restated as follows:

(a)    Each of the Reporting Persons' current ownership in the securities of the Issuer is set forth on the cover pages to this Statement and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 69,371,718 Class A ordinary shares outstanding as of December 31, 2019, reported to be outstanding in the Issuer's Form 20-F filed with the Securities Exchange Commission on April 27, 2020. 13 ADS represent 10 Class A ordinary shares.

Absolute Fortune Limited beneficially owns Class A ordinary shares/ADS that are equivalent to 2,616,027 ADS, which represents approximately 2.90% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orchid Asia VI, L.P. may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 2,485,226 ADS, which represents approximately 2.76% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orchid Asia V Co-Investment, Limited may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 130,801 ADS, which represents approximately 0.15% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

OAVI Holdings, L.P. may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 2,485,226 ADS, which represents approximately 2.76% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

 Orchid Asia VI GP, Limited may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 2,485,226 ADS, which represents approximately 2.76% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Golden Horizon Limited beneficially owns Class A ordinary shares/ADS that are equivalent to 4,029,756 ADS, which represents approximately 4.47% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orchid Asia VII, L.P. beneficially owns Class A ordinary shares/ADS that are equivalent to 6,604,866 ADS and may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 3,747,674 ADS, which represents approximately 11.48% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orchid Asia VII Co-Investment Limited beneficially owns Class A ordinary shares/ADS that are equivalent to 477,345 ADS and may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 282,082 ADS, which represents approximately 0.84% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

OAVII Holdings, L.P. may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 10,352,540 ADS, which represents approximately 11.48% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orchid Asia VII GP, Limited may be deemed to beneficially own Class A ordinary shares/ADS that are equivalent to 10,352,540 ADS, which represents approximately 11.48% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Each of Orchid Asia V Group Management, Limited and Orchid Asia V Group, Limited may be deemed to own an aggregate of Class A ordinary shares/ADS that are equivalent to 12,837,766 ADS, which constitutes approximately 14.24% of the Issuer's outstanding shares, calculated in accordance with Rule 13d-3 under the Act.

Each of AREO Holdings Limited and Ms. Lam Lai Ming may be deemed to beneficially own an aggregate of Class A ordinary shares/ADS that are equivalent to 13,727,994 ADS, which constitutes approximately 15.22% of the Issuer's outstanding shares, calculated in accordance with Rule 13d-3 under the Act.

CUSIP No. 83356Q108	13D/A	Page 16

Items 5(c) of the Statement is hereby amended and restated as follows:

(c)    The following table sets forth all transactions with respect to ADS effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of ADS effected in the open market.

Name of Reporting Person	Date of Transaction	Quantity	Price ($)
Orchid Asia VII, L.P.	08/30/2019	608,302	11.83
Orchid Asia VII, L.P.	09/03/2019	295,398	11.21
Orchid Asia VII, L.P.	09/04/2019	160,546	11.46
Orchid Asia VII, L.P.	09/05/2019	157,508	11.23
Orchid Asia VII, L.P.	09/10/2019	12,364	11.01
Orchid Asia VII, L.P.	09/11/2019	67,922	10.99
Orchid Asia VII, L.P.	09/12/2019	46,236	11.00
Orchid Asia VII, L.P.	10/16/2019	6	8.70
Orchid Asia VII, L.P.	10/17/2019	4,058	8.68
Orchid Asia VII, L.P.	10/18/2019	62,300	8.88
Orchid Asia VII, L.P.	10/22/2019	263,400	8.96
Orchid Asia VII, L.P.	10/24/2019	4,196	8.99
Orchid Asia VII, L.P.	10/25/2019	11,228	9.50
Orchid Asia VII, L.P.	10/28/2019	269,367	10.40
Orchid Asia VII, L.P.	10/29/2019	20,000	10.21
Orchid Asia VII, L.P.	11/04/2019	55,255	10.94
Orchid Asia VII, L.P.	11/05/2019	80,000	10.97
Orchid Asia VII, L.P.	11/11/2019	81,100	12.00
Orchid Asia VII, L.P.	11/12/2019	51,535	11.79
Orchid Asia VII, L.P.	11/13/2019	84,728	11.80
Orchid Asia VII, L.P.	11/14/2019	114,991	11.78
Orchid Asia VII, L.P.	11/18/2019	148,513	11.99
Orchid Asia VII, L.P.	11/19/2019	134,965	11.99
Orchid Asia VII, L.P.	11/21/2019	138,758	11.66
Orchid Asia VII, L.P.	11/25/2019	200	11.97
Orchid Asia VII, L.P.	11/27/2019	50,100	11.77
Orchid Asia VII, L.P.	11/29/2019	95,269	11.90
Orchid Asia VII, L.P.	12/02/2019	72,463	11.79
Orchid Asia VII, L.P.	12/05/2019	84,647	11.98
Orchid Asia VII, L.P.	12/06/2019	174,779	12.17
Orchid Asia VII, L.P.	12/09/2019	186,937	11.81
Orchid Asia VII, L.P.	12/10/2019	357,999	11.82
Orchid Asia VII, L.P.	12/12/2019	200,831	11.99
Orchid Asia VII, L.P.	12/13/2019	39,600	11.99
Orchid Asia VII, L.P.	12/19/2019	41,600	12.28
Orchid Asia VII, L.P.	12/23/2019	100,000	12.35
Orchid Asia VII, L.P.	12/24/2019	74,027	12.19
Orchid Asia VII, L.P.	12/26/2019	100,000	12.17
Orchid Asia VII, L.P.	12/27/2019	247,604	11.99
Orchid Asia VII, L.P.	12/30/2019	40,000	11.68
Orchid Asia VII, L.P.	12/31/2019	30,500	11.94
Orchid Asia VII, L.P.	01/02/2020	121,757	12.17
Orchid Asia VII, L.P.	01/10/2020	70,000	13.97
Orchid Asia VII, L.P.	01/14/2020	3,600	14.16
Orchid Asia VII, L.P.	01/15/2020	35,000	14.19
Orchid Asia VII, L.P.	01/21/2020	31,430	14.20
Orchid Asia VII, L.P.	01/23/2020	51,710	13.78
Orchid Asia VII, L.P.	01/27/2020	19,072	12.65
Orchid Asia VII, L.P.	01/30/2020	15,586	12.40
Orchid Asia VII, L.P.	02/04/2020	84,126	12.93
Orchid Asia VII, L.P.	02/05/2020	30,700	12.90
Orchid Asia VII, L.P.	02/06/2020	7,557	13.14
Orchid Asia VII, L.P.	02/10/2020	25,701	12.77
Orchid Asia VII, L.P.	02/11/2020	370,000	13.46
Orchid Asia VII, L.P.	02/12/2020	24,532	13.34
Orchid Asia VII, L.P.	02/14/2020	400	13.30
Orchid Asia VII, L.P.	02/19/2020	27,000	12.99
Orchid Asia VII, L.P.	04/09/2020	300,000	10.17
Orchid Asia VII, L.P.	04/13/2020	90,464	10.14
Orchid Asia VII, L.P.	04/14/2020	1,200	10.50
Orchid Asia VII, L.P.	04/15/2020	10,000	10.30
Orchid Asia VII, L.P.	04/17/2020	111,699	10.74
Orchid Asia VII, L.P.	04/21/2020	115,000	10.13
Orchid Asia VII, L.P.	04/22/2020	5,000	10.30
Orchid Asia VII, L.P.	04/23/2020	60,000	10.15
Orchid Asia VII, L.P.	04/24/2020	3,400	10.00
Orchid Asia VII, L.P.	05/01/2020	220,700	10.00

Orchid Asia VII Co-Investment, Limited	08/30/2019	45,600	11.84
Orchid Asia VII Co-Investment, Limited	09/03/2019	25,000	11.19
Orchid Asia VII Co-Investment, Limited	09/04/2019	12,000	11.47
Orchid Asia VII Co-Investment, Limited	09/05/2019	11,444	11.23
Orchid Asia VII Co-Investment, Limited	09/11/2019	4,700	11.00
Orchid Asia VII Co-Investment, Limited	09/12/2019	3,000	11.00
Orchid Asia VII Co-Investment, Limited	10/17/2019	802	8.88
Orchid Asia VII Co-Investment, Limited	10/18/2019	4,350	8.88
Orchid Asia VII Co-Investment, Limited	10/22/2019	18,200	8.96
Orchid Asia VII Co-Investment, Limited	10/28/2019	19,400	10.40
Orchid Asia VII Co-Investment, Limited	11/04/2019	2,850	10.91
Orchid Asia VII Co-Investment, Limited	11/05/2019	7,893	10.96
Orchid Asia VII Co-Investment, Limited	11/11/2019	7,900	12.00
Orchid Asia VII Co-Investment, Limited	11/12/2019	3,315	11.78
Orchid Asia VII Co-Investment, Limited	11/13/2019	5,634	11.79
Orchid Asia VII Co-Investment, Limited	11/14/2019	4,587	11.79
Orchid Asia VII Co-Investment, Limited	11/18/2019	10,500	11.99
Orchid Asia VII Co-Investment, Limited	11/19/2019	9,300	11.99
Orchid Asia VII Co-Investment, Limited	11/21/2019	11,000	11.69
Orchid Asia VII Co-Investment, Limited	11/27/2019	3,300	11.78
Orchid Asia VII Co-Investment, Limited	11/29/2019	4,500	11.94
Orchid Asia VII Co-Investment, Limited	12/02/2019	4,500	11.77
Orchid Asia VII Co-Investment, Limited	12/05/2019	6,000	11.99
Orchid Asia VII Co-Investment, Limited	12/06/2019	15,000	12.17
Orchid Asia VII Co-Investment, Limited	12/09/2019	14,300	11.82
Orchid Asia VII Co-Investment, Limited	12/10/2019	25,500	11.82
Orchid Asia VII Co-Investment, Limited	12/12/2019	16,500	11.99
Orchid Asia VII Co-Investment, Limited	12/13/2019	2,800	12.00
Orchid Asia VII Co-Investment, Limited	12/19/2019	2,800	12.26
Orchid Asia VII Co-Investment, Limited	12/23/2019	7,000	12.31
Orchid Asia VII Co-Investment, Limited	12/24/2019	5,600	12.19
Orchid Asia VII Co-Investment, Limited	12/26/2019	7,000	12.18
Orchid Asia VII Co-Investment, Limited	12/27/2019	18,000	11.98
Orchid Asia VII Co-Investment, Limited	12/30/2019	2,800	11.69
Orchid Asia VII Co-Investment, Limited	12/31/2019	2,200	11.92
Orchid Asia VII Co-Investment, Limited	01/02/2020	8,400	12.16
Orchid Asia VII Co-Investment, Limited	01/10/2020	5,200	13.97
Orchid Asia VII Co-Investment, Limited	01/14/2020	34	14.20
Orchid Asia VII Co-Investment, Limited	01/15/2020	2,200	14.18
Orchid Asia VII Co-Investment, Limited	01/21/2020	2,240	14.20
Orchid Asia VII Co-Investment, Limited	01/23/2020	3,192	13.79
Orchid Asia VII Co-Investment, Limited	01/27/2020	1,800	12.65
Orchid Asia VII Co-Investment, Limited	01/30/2020	1,000	12.40
Orchid Asia VII Co-Investment, Limited	02/04/2020	6,562	12.93
Orchid Asia VII Co-Investment, Limited	02/05/2020	2,217	12.90
Orchid Asia VII Co-Investment, Limited	02/10/2020	1,100	12.76
Orchid Asia VII Co-Investment, Limited	02/11/2020	27,000	13.45
Orchid Asia VII Co-Investment, Limited	02/12/2020	1,600	13.34
Orchid Asia VII Co-Investment, Limited	02/19/2020	2,400	12.98
Orchid Asia VII Co-Investment, Limited	04/09/2020	22,500	10.17
Orchid Asia VII Co-Investment, Limited	04/13/2020	6,000	10.15
Orchid Asia VII Co-Investment, Limited	04/15/2020	750	10.30
Orchid Asia VII Co-Investment, Limited	04/17/2020	8,250	10.72
Orchid Asia VII Co-Investment, Limited	04/21/2020	8,625	10.12
Orchid Asia VII Co-Investment, Limited	04/22/2020	375	10.30
Orchid Asia VII Co-Investment, Limited	04/23/2020	4,125	10.14
Orchid Asia VII Co-Investment, Limited	05/01/2020	16,500	10.00

CUSIP No. 83356Q108	13D/A	Page 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2020

Absolute Fortune Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VI, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Co-Investment, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

OAVI Holdings, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VI GP, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Golden Horizon Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII Co-Investment, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

OAVII Holdings, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VII GP, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group Management, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

AREO Holdings Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Lam Lai Ming

/s/ Lam Lai Ming